Mail Stop 4561

September 25, 2007

Mr. David K. Spohr
Principal Financial/Accounting Officer
World Monitor Trust III – Series J
900 King Street, Suite 100
Rye Brook, NY 10573

> **Re: World Monitor Trust III – Series J**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 0-51651**

Dear Mr. Spohr:

      We have reviewed your draft response letter dated July 30, 2007 and have the following additional comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2006

Summary of Significant Accounting Policies

Offering Costs, page 7

1. We are in receipt of your draft response to comment number one of our letter dated June 20, 2007. Please provide to us management's analysis supporting your current accounting policy with regard to organizational costs and offering costs. Within your response, please address your compliance with SOP 98-5, SAB Topic 5D and SAB Topic 5T. Specifically, it would appear that this guidance would require organizational costs to be expensed as incurred, offering costs should be charged against equity and a liability for the full amount of these costs to be reimbursed by the company should be accrued. We are aware that the Investment Company Audit Guide is generally consistent with the above guidance except in regards to offering costs for a continuous offering or an open-end fund. The Audit Guide stipulates in paragraph 8.24 that offering costs for a continuous offering or an open-end fund should be deferred and amortized to expense over 12

months on a straight line basis. Within your response, please state your present policy for accounting for offering costs in a continuous offering (including whether or not you amortize such costs to expense and the related period) and tell us how the company reconciled what appears to be conflicting guidance between the Audit Guide and SAB topics mentioned above. Finally, please upload your current response as well as your draft response letter dated July 30, 2007 as correspondence files on EDGAR.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief